EXHIBIT 99.1

Colliers International Reports Better Than Expected Third Quarter Results

Continued growth from recurring services

Operating highlights:

	Three months ended		Nine months ended
	September 30		September 30
(in millions of US$, except EPS)	2020	2019	2020	2019

Revenues	$692.3	$736.9	$1,873.1	$2,117.5
Adjusted EBITDA (note 1)	92.1	84.3	206.5	215.2
Adjusted EPS (note 2)	1.08	1.04	2.35	2.65

GAAP operating earnings	52.1	48.2	85.1	118.8
GAAP EPS	0.52	0.74	0.38	1.37

TORONTO, Oct. 27, 2020 (GLOBE NEWSWIRE) -- Canada, October 27, 2020 – Colliers International Group Inc. (NASDAQ and TSX: CIGI) today announced operating and financial results for the quarter ended September 30, 2020. All amounts are in US dollars.

For the third quarter ended September 30, 2020, revenues were $692.3 million, down 6% (7% in local currency) relative to the same quarter in the prior year, adjusted EBITDA (note 1) was $92.1 million, up 9% (8% in local currency) and adjusted EPS (note 2) was $1.08, up 4% versus the prior year period. Third quarter adjusted EPS would have been approximately $0.01 lower excluding foreign exchange impacts. GAAP operating earnings were $52.1 million, relative to $48.2 million in the prior year quarter. GAAP diluted net earnings per share were $0.52 relative to $0.74 in the prior year quarter. Third quarter GAAP EPS would have been approximately $0.01 lower excluding changes in foreign exchange rates.

For the nine months ended September 30, 2020, revenues were $1.87 billion, down 12% (11% in local currency) relative to the same period in the prior year, adjusted EBITDA (note 1) was $206.5 million, down 4% (3% in local currency) and adjusted EPS (note 2) was $2.35, down 11% versus the prior year period. Year-to-date adjusted EPS would have been approximately $0.03 higher excluding foreign exchange impacts. GAAP operating earnings were $85.1 million, relative to $118.8 million in the prior year period. GAAP diluted earnings per shares for the nine month period were $0.38 per share, relative to $1.37 in the prior year period. Year-to-date GAAP EPS would have been approximately $0.03 higher excluding changes in foreign exchange rates.

“Despite the far-reaching impact of the pandemic, Colliers delivered better than expected financial results for the third quarter with continued growth from recurring services. The results are a testament to the resilience of our global platform and differentiated business model that is diversified by geography, service and asset class,” said Jay S. Hennick, Global Chairman and CEO of Colliers International. “While pandemic and geo-political uncertainties persist, we expect our full year results to be stronger than previously anticipated. During the quarter, we continued investing in our future through the integration of recently acquired Colliers Mortgage and Maser Consulting and completing the acquisition of Colliers Nashville, a leader in one of the fastest growing markets in the United States. Looking forward, we see a great opportunity to accelerate our growth by aggressively adding quality talent, expanding our service capabilities and streamlining business processes. With a proven track record, highly diversified and balanced business, strong balance sheet, unique corporate culture and significant inside ownership, we are confident Colliers will emerge from this crisis stronger, and more resilient, than ever,” he concluded.

About Colliers International Group Inc.
Colliers International (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 68 countries, our more than 15,000 enterprising professionals work collaboratively to provide expert advice to maximize the value of property for real estate occupiers, owners and investors. For more than 25 years, our experienced leadership, owning approximately 40% of our equity, has delivered compound annual investment returns of almost 20% for shareholders. In 2019, corporate revenues were more than $3.0 billion ($3.5 billion including affiliates), with $33 billion of assets under management in our investment management segment.

Learn more about how we accelerate success at corporate.colliers.com, Twitter @Colliers or LinkedIn.

Consolidated Revenues by Line of Service
With the closing of the acquisition of Maser Consulting in July 2020, Colliers has added engineering and design services to its Outsourcing & Advisory service line.

	Three months ended				Nine months ended
(in thousands of US$)	September 30		Change	Change	September 30		Change	Change
(LC = local currency)	2020	2019	in US$ %	in LC%	2020	2019	in US$ %	in LC%

Outsourcing & Advisory	$315,352	$277,741	14%	11%	$849,686	$817,763	4%	5%
Investment Management	41,704	39,873	5%	4%	128,918	129,865	-1%	-1%
Leasing	169,688	218,754	-22%	-23%	470,966	653,912	-28%	-27%
Capital Markets	165,563	200,515	-17%	-18%	423,571	515,983	-18%	-17%
Total revenues	$692,307	$736,883	-6%	-7%	$1,873,141	$2,117,523	-12%	-11%

Consolidated revenues for the third quarter declined 7% on a local currency basis, driven primarily by expected declines in Leasing and Capital Markets activity due to uncertainty caused by the global COVID-19 pandemic. Consolidated internal revenues measured in local currencies were down 19% (note 3).

For the nine months ended September 30, 2020, consolidated revenues declined 11% on a local currency basis, with the impact of the pandemic beginning in March 2020. Year-to-date consolidated internal revenues measured in local currencies were down 16% (note 3).

Segmented Quarterly Results

Revenues in the Americas region totalled $422.6 million for the third quarter, approximately the same when compared to $424.3 million in the prior year quarter as lower Leasing and Capital Markets revenues across the region were offset by strong Outsourcing & Advisory activity. Outsourcing & Advisory and Capital Markets included incremental revenues from the Colliers Mortgage and Maser Consulting acquisitions. Adjusted EBITDA was $54.6 million, up 41% from $38.8 million in the prior year quarter, including the acquisitions and cost savings implemented in the early stages of the pandemic. GAAP operating earnings were $40.4 million, relative to $26.5 million in the prior year quarter.

Revenues in the EMEA region totalled $117.4 million for the third quarter compared to $138.8 million in the prior year quarter, down 15% (19% in local currency) with Capital Markets and Leasing most impacted. Adjusted EBITDA was $7.7 million, versus $12.6 million in the prior year. GAAP operating earnings were a loss of $1.4 million as compared to earnings of $5.1 million in the third quarter of 2019.

Revenues in the Asia Pacific region totalled $110.5 million for the third quarter compared to $133.5 million in the prior year quarter, down 17% (23% in local currency) on lower Leasing and Capital Markets activity. Outsourcing & Advisory revenues were up slightly in the quarter. Adjusted EBITDA was $12.8 million, down from $18.6 million. GAAP operating earnings were $8.5 million, down from $17.2 million in the prior year quarter.

Investment Management revenues for the third quarter were $41.7 million compared to $39.9 million in the prior year quarter, up 5% (4% in local currency). Pass-through revenue from historical carried interest represented $1.9 million for the third quarter versus $0.5 million in the prior year quarter. Adjusted EBITDA was $15.3 million relative to $15.9 million in the prior year quarter. GAAP operating earnings were $7.9 million in the quarter, versus $9.3 million in the prior year quarter. Assets under management were $36.2 billion at September 30, 2020, up 1% from $35.7 billion at June 30, 2020 and up 18% from $30.6 billion at September 30, 2019.

Unallocated global corporate earnings as reported in Adjusted EBITDA was $1.8 million in the third quarter, relative to a loss of $1.7 million in the prior year quarter, with the change attributable to lower compensation and variable expenses. The corporate GAAP operating loss for the quarter was $3.5 million, relative to $10.0 million in the third quarter of 2019.

Impact of COVID-19 Pandemic

The full impact of the pandemic remains uncertain. Given stronger than expected operating results for the third quarter, the Company is updating previously provided working assumptions and narrowing the range for the balance of the year. The updated working assumption for the full year 2020 (relative to 2019) is as follows:

	Previous	Updated
Revenue	-10% to -20%	-10% to -15%
Adjusted EBITDA	-15% to -25%	-10% to -15%

This working assumption is based on the best available information as of the date of this press release and remains subject to change based on numerous macroeconomic, health, social, geo-political and related factors.

Year to date, the Company has taken significant steps to adjust costs to expected revenues across all service lines, including reductions to support, administrative and leadership and related costs. Expenses incurred in connection with these reductions are recorded as restructuring costs (note 1) and were substantially all severance related. The Company may take further cost reduction measures in future quarters.

The Company also received wage subsidies totalling $13.6 million during the third quarter ($23.9 million year to date) from governments in several countries. These subsidies were recorded in earnings as an offset to employment costs. The Company may receive further government wage subsidies in future quarters.

Conference Call

Colliers will be holding a conference call on Tuesday, October 27, 2020 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call, as well as a supplemental slide presentation, will be simultaneously web cast and can be accessed live or after the call at corporate.colliers.com in the Events section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated; commercial real estate property values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in average capitalization rates across different property types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain major clients and renew related contracts; the ability to retain and incentivize producers; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of pandemics on client demand for the Company’s services, the ability of the Company to deliver its services and the health and productivity of its employees; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations related to our global operations, including real estate and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors are identified in the Company’s other periodic filings with Canadian and US securities regulators (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company’s annual consolidated financial statements and MD&A to be made available on SEDAR at www.sedar.com.

Notes
1. Reconciliation of net earnings to adjusted EBITDA:

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income) other than equity earnings from non-consolidated investments; (iii) interest expense; (iv) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (v) gains attributable to MSRs; (vi) acquisition-related items (including transaction costs, contingent acquisition consideration fair value adjustments and contingent acquisition consideration-related compensation expense); (vii) restructuring costs and (viii) stock-based compensation expense. We use adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2020	2019	2020	2019

Net earnings	$31,979	$28,673	$44,921	$69,711
Income tax	11,740	12,868	19,066	27,270
Other income, net	(509)	(663)	(1,479)	(985)
Interest expense, net	8,864	7,298	22,627	22,775
Operating earnings	52,074	48,176	85,135	118,771
Depreciation and amortization	36,281	22,835	87,111	69,281
Gains attributable to MSRs	(6,888)	-	(7,397)	-
Equity earnings from non-consolidated investments	482	-	1,451	-
Acquisition-related items	4,965	8,867	11,499	18,765
Restructuring costs	3,374	2,826	22,681	3,141
Stock-based compensation expense	1,832	1,558	6,056	5,199
Adjusted EBITDA	$92,120	$84,262	$206,536	$215,157

2. Reconciliation of net earnings and diluted net earnings per common share to adjusted net earnings and adjusted EPS:

Adjusted EPS is defined as diluted net earnings per share as calculated under the If-Converted method, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (iii) gains attributable to MSRs; (iv) acquisition-related items; (v) restructuring costs and (vi) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

Adjusted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. For the nine month period ended September 30, 2020, the “if-converted” method is anti-dilutive for the GAAP diluted EPS calculation but dilutive for the adjusted EPS calculation.

	Three months ended		Nine months ended
(in thousands of US$)	September 30		September 30
	2020	2019	2020	2019

Net earnings	$31,979	$28,673	$44,921	$69,711
Non-controlling interest share of earnings	(6,264)	(6,069)	(13,906)	(13,900)
Interest on Convertible Notes	2,314	-	3,373	-
Amortization of intangible assets	25,912	14,878	59,013	44,835
Gains attributable to MSRs	(6,888)	-	(7,397)	-
Acquisition-related items	4,965	8,867	11,499	18,765
Restructuring costs	3,374	2,826	22,681	3,141
Stock-based compensation expense	1,832	1,558	6,056	5,199
Income tax on adjustments	(6,988)	(6,524)	(20,235)	(14,740)
Non-controlling interest on adjustments	(2,625)	(2,507)	(7,222)	(7,099)
Adjusted net earnings	$47,611	$41,702	$98,783	$105,912

	Three months ended		Nine months ended
(in US$)	September 30		September 30
	2020	2019	2020	2019

Diluted net earnings per common share	$0.52	$0.74	$0.43	$1.37
Non-controlling interest redemption increment	0.10	(0.18)	0.37	0.02
Amortization expense, net of tax	0.38	0.23	0.88	0.69
Gains attributable to MSRs, net of tax	(0.12)	-	(0.14)	-
Acquisition-related items	0.10	0.16	0.27	0.38
Restructuring costs, net of tax	0.06	0.05	0.40	0.06
Stock-based compensation expense, net of tax	0.04	0.04	0.14	0.13
Adjusted EPS	$1.08	$1.04	$2.35	$2.65

Diluted weighted average shares for Adjusted EPS (thousands)	44,181	40,029	42,075	39,938

3. Local currency revenue growth rate and internal revenue growth rate measures

Percentage revenue variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

4. Assets under management

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development properties of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

COLLIERS INTERNATIONAL GROUP INC.
Condensed Consolidated Statements of Earnings
(in thousands of US$, except per share amounts)
	Three months		Nine months
	ended September 30		ended September 30
(unaudited)	2020	2019	2020	2019

Revenues	$692,307	$736,883	$1,873,141	$2,117,523

Cost of revenues	426,031	477,365	1,197,736	1,382,933
Selling, general and administrative expenses	172,956	179,640	491,660	527,773
Depreciation	10,369	7,957	28,098	24,446
Amortization of intangible assets	25,912	14,878	59,013	44,835
Acquisition-related items (1)	4,965	8,867	11,499	18,765
Operating earnings	52,074	48,176	85,135	118,771
Interest expense, net	8,864	7,298	22,627	22,775
Other income	(509)	(663)	(1,479)	(985)
Earnings before income tax	43,719	41,541	63,987	96,981
Income tax	11,740	12,868	19,066	27,270
Net earnings	31,979	28,673	44,921	69,711
Non-controlling interest share of earnings	6,264	6,069	13,906	13,900
Non-controlling interest redemption increment	4,548	(7,043)	15,572	919
Net earnings attributable to Company	$21,167	$29,647	$15,443	$54,892

Net earnings per common share
Basic	$0.53	$0.75	$0.39	$1.39
Diluted (2)	$0.52	$0.74	$0.38	$1.37

Adjusted EPS (3)	$1.08	$1.04	$2.35	$2.65

Weighted average common shares (thousands)
Basic	40,027	39,608	39,944	39,481
Diluted	44,181	40,029	40,136	39,938

Notes to Condensed Consolidated Statements of Earnings
(1)   Acquisition-related items include transaction costs, contingent acquisition consideration fair value adjustments and contingent acquisition consideration-related compensation expense.
(2)   Diluted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. For the three-month and nine-month periods ended September 30, 2020, the interest (net of tax) on the Convertible Notes was $1,701 and $2,479, respectively. The “if-converted” method is dilutive for the three-month period ended September 30, 2020 and anti-dilutive for the nine-month period ended September 30, 2020.
(3)   See definition and reconciliation above.

Condensed Consolidated Balance Sheets
(in thousands of US$)

(unaudited)	September 30, 2020	December 31, 2019	September 30, 2019

Assets
Cash and cash equivalents	$129,190	$114,993	$101,676
Restricted cash (1)	118,543	-	-
Accounts receivable and contract assets	390,116	436,717	352,574
Warehouse receivables (2)	190,720	-	-
Prepaids and other assets	186,419	155,606	150,309
Real estate assets held for sale	-	10,741	-
Current assets	1,014,988	718,057	604,559
Other non-current assets	81,539	92,350	81,267
Fixed assets	126,628	107,197	101,392
Operating lease right-of-use assets	285,123	263,639	261,277
Deferred income tax	48,743	37,420	40,084
Goodwill and intangible assets	1,692,169	1,426,675	1,351,336
Real estate assets held for sale	78,159	247,376	-
Total assets	$3,327,349	$2,892,714	$2,439,915

Liabilities and shareholders’ equity
Accounts payable and accrued liabilities	$734,609	$757,284	$578,591
Other current liabilities	50,149	56,702	61,542
Long-term debt - current	11,635	4,223	6,507
Warehouse lines of credit	181,216	-	-
Operating lease liabilities - current	74,613	69,866	69,551
Liabilities related to real estate assets held for sale	7,112	36,191	-
Current liabilities	1,059,334	924,266	716,191
Long-term debt - non-current	632,222	607,181	604,361
Operating lease liabilities - non-current	250,827	229,224	225,060
Other liabilities	122,505	99,873	92,743
Deferred income tax	50,091	28,018	21,118
Convertible notes	223,658	-	-
Liabilities related to real estate assets held for sale	25,129	127,703	-
Redeemable non-controlling interests	431,184	359,150	323,362
Shareholders’ equity	532,399	517,299	457,080
Total liabilities and equity	$3,327,349	$2,892,714	$2,439,915

Supplemental balance sheet information
Total debt (3)	$643,857	$611,404	$610,868
Total debt, net of cash (3)	514,667	496,411	509,192
Net debt / pro forma adjusted EBITDA ratio (4)	1.5	1.4	1.5

Note to Condensed Consolidated Balance Sheets

(1)   Restricted cash consists primarily of cash amounts set aside to satisfy legal or contractual requirements arising in the normal course of business, primarily Colliers Mortgage.

(2)   Warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under warehouse lines of credit which fund loans that financial institutions have committed to purchase.

(3)   Excluding warehouse lines of credit and convertible notes.

(4)   Net debt for financial leverage ratio excludes restricted cash, warehouse lines of credit and convertible notes, in accordance with debt agreements.

Condensed Consolidated Statements of Cash Flows
(in thousands of US$)
	Three months ended		Nine months ended
	September 30		September 30
(unaudited)	2020	2019	2020	2019

Cash provided by (used in)

Operating activities
Net earnings	$31,979	$28,673	$44,921	$69,711
Items not affecting cash:
Depreciation and amortization	36,281	22,835	87,111	69,281
Gains attributable to mortgage servicing rights	(6,888)	-	(7,397)	-
Gains attributable to the fair value of mortgage loan
premiums and origination fees	(14,303)	-	(16,113)	-
Deferred income tax	(2,977)	(2,941)	(16,974)	(9,985)
Other	12,680	10,857	37,283	41,499
	56,772	59,424	128,831	170,506

(Increase) decrease in accounts receivable, prepaid
expenses and other assets	4,867	(11,425)	80,722	268
(Decrease) increase in accounts payable, accrued expenses
and other liabilities	93,998	4,693	59,744	(52,256)
(Decrease) increase in accrued compensation	34,890	35,923	(146,371)	(107,315)
Contingent acquisition consideration paid	-	(499)	(15,684)	(5,712)
Proceeds from sale of mortgage loans	391,155	-	481,134	-
Origination of mortgage loans	(539,103)	-	(626,202)	-
Increase in warehouse lines of credit	156,629	-	156,366	-
Sale proceeds from AR Facility, net of repurchases	(2,005)	(1,730)	(14,290)	117,695
Net cash provided by operating activities	197,203	86,386	104,250	123,186

Investing activities
Acquisition of businesses, net of cash acquired	(66,975)	-	(203,916)	(23,677)
Purchases of fixed assets	(10,501)	(7,245)	(29,530)	(31,309)
Purchase of held for sale real estate assets	(45,918)	-	(45,918)	-
Proceeds from sale of held for sale real estate assets	-	-	94,222	-
Cash collections on AR facility deferred purchase price	11,673	7,827	38,132	15,164
Other investing activities	(1,944)	(4,311)	(1,140)	(19,913)
Net cash used in investing activities	(113,665)	(3,729)	(148,150)	(59,735)

Financing activities
(Decrease) increase in long-term debt, net	(7,017)	(70,124)	18,127	(48,700)
Issuance of convertible notes	-	-	230,000	-
Purchases of non-controlling interests, net of sales	5,417	(4,063)	(18,978)	(10,828)
Dividends paid to common shareholders	(1,999)	(1,979)	(3,991)	(3,940)
Distributions paid to non-controlling interests	(7,076)	(8,294)	(29,062)	(27,851)
Other financing activities	2,651	4,376	(10,987)	6,775
Net cash provided by (used in) financing activities	(8,024)	(80,084)	185,109	(84,544)

Effect of exchange rate changes on cash	5,981	(2,989)	(8,469)	(4,263)

Increase (Decrease) in cash and cash
equivalents and restricted cash	81,495	(416)	132,740	(25,356)

Cash and cash equivalents and
restricted cash, beginning of period	166,238	102,092	114,993	127,032

Cash and cash equivalents and
restricted cash, end of period	$247,733	$101,676	$247,733	$101,676

Segmented Results
(in thousands of US dollars)

			Asia	Investment
(unaudited)	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Three months ended September 30
2020
Revenues	$422,637	$117,350	$110,477	$41,704	$139	$692,307
Adjusted EBITDA	54,627	7,653	12,755	15,279	1,806	92,120
Operating earnings (loss)	40,412	(1,353)	8,548	7,921	(3,454)	52,074
2019
Revenues	$424,258	$138,819	$133,512	$39,873	$421	$736,883
Adjusted EBITDA	38,790	12,645	18,606	15,918	(1,696)	84,262
Operating earnings (loss)	26,490	5,132	17,241	9,295	(9,982)	48,176

			Asia	Investment
	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Nine months ended September 30
2020
Revenues	$1,101,512	$334,046	$308,016	$128,918	$649	$1,873,141
Adjusted EBITDA	110,160	10,335	30,258	51,063	4,720	206,536
Operating earnings	66,537	(18,071)	14,867	30,347	(8,545)	85,135
2019
Revenues	$1,204,472	$410,877	$370,926	$129,865	$1,383	$2,117,523
Adjusted EBITDA	101,177	29,180	43,714	45,398	(4,312)	215,157
Operating earnings	68,278	5,828	38,996	25,181	(19,512)	118,771

COMPANY CONTACTS:

Jay S. Hennick
Chairman & Chief Executive Officer

John B. Friedrichsen
Chief Operating Officer

Christian Mayer
Chief Financial Officer

(416) 960-9500